                           NeoMedia Technologies, Inc.

                                   Exhibit 1.2

For Immediate Release
Press Contacts:              Chuck Jensen                   David A. Kaminer
---------------              NeoMedia Technologies, Inc.    The Kaminer Group
                             +(941) 337-3434                +(914) 684-1934
                             cjensen@neom.com               dkaminer@kamgrp.com
                             ----------------               -------------------

                  NeoMedia Receives NASDAQ Staff Determination,
              Requests Hearing Before Listing Qualifications Panel

FORT MYERS, FL, March 15, 2002 -- NeoMedia Technologies, Inc. (NASDAQ: NEOM) said today that it has requested a hearing before a NASDAQ Listing Qualifications Panel to review a NASDAQ Staff Determination received earlier this week.

       Charles T. Jensen, NeoMedia's CFO, vice president and treasurer, said the Staff Determination (received March 11) indicated that as of December 31, 2001, NeoMedia did not comply with either the minimum $2,000,000 net tangible assets or the minimum $2,500,000 stockholders' equity requirement for continued listing set forth in Marketplace Rule 4310(c)(2)(B), and that NeoMedia securities were, therefore, subject to delisting.

       Jensen said NeoMedia immediately responded by requesting a hearing before a NASDAQ Listing Qualifications Panel to review the Staff Determination, noting that while there can be no assurance the Panel will grant NeoMedia's request for continued listing, the request by NeoMedia for a hearing will stay the delisting pending the Panel's decision.

       Jensen also said that should NeoMedia not reach a successful conclusion with regard to continued listing on The NASDAQ SmallCap Market, it intends for its stock to be traded via the OTC Bulletin Board(R) (OTCBB).

Relationship with SBI E2-Capital/SOFTBANK is Key

       Charles W. Fritz, NeoMedia's chairman and CEO, said his company's relationship with SBI E2-Capital (USA) Inc., ("SBI E2-Capital USA") SOFTBANK Investment Group Japan's U.S. investment banking arm, as its investment banker, "is an important step in implementing our new strategic initiative, stabilizing and solidifying NeoMedia now and in the future." He said SBI E-2 has placed a majority (51.5% of outstanding shares) ownership of NeoMedia since the relationship was announced late last year (see "NeoMedia Engages SBI E2-Capital
(USA) Inc., SOFTBANK Investment Group Japan's U.S. Investment Banking Arm," Business Wire, September 26, 2001).

       On February 14, 2002, NeoMedia issued 19,000,000 shares of its common stock at a price of $0.17 per share through SBI E-2 Capital. The shares were issued in exchange for limited recourse promissory notes maturing at the earlier of 90 days from the date of issuance, or 30 days from the date of registration of the shares. The gross proceeds of this transaction will be approximately $3,230,000 upon maturity of the notes, including a payment of $190,000 made to NeoMedia by the investors.


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About NeoMedia Technologies
NeoMedia Technologies, Inc. (www.neom.com) develops technologies that link physical information and objects to the Internet, marketing services under the PaperClick(TM) trademark. In addition, NeoMedia's Systems Integration Group specializes in Open & Storage System solutions and automating print production operations.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward-looking statement.
                                        #
PaperClick is a trademark of NeoMedia Technologies, Inc.


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